





CONFIDENTIAL

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northill Distribution U.S. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Fifth Ave, 39th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-238-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker, Tilly, Virchow, Krause LP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza	New York,	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __J. Clarke Gray_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Northill Distribution U.S. Inc._____, as

of __December 31_____, 20__20____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified in New York County
My Commission Expires 12-18-2021
_____
Notary Public

_____
Signature

CFO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NORTHILL DISTRIBUTION US INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

NORTHILL DISTRIBUTION US INC.

CONTENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Northill Distribution US Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northill Distribution US Inc. (the Company) as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in page 11 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Baker Tilly US, LLP

Baker Tilly US, LLP (formerly known as Baker Tilly Virchow Krause, LLP)
New York, New York
February 15, 2021

NORTHILL DISTRIBUTION US INC.
Statement of Financial Condition
December 31, 2020

	$
ASSETS:	
Cash and cash equivalents	1,368,722
Accounts receivable from affiliates	281,120
Deferred taxes	139,471
Other assets	7,365
TOTAL ASSETS	1,796,678
LIABILITIES AND STOCKHOLDER'S EQUITY:	
Bonus payable	452,400
Deferred compensation	229,147
Accounts payable and accrued expenses	46,018
TOTAL LIABILITIES	727,565
Commitments and Contingencies	
Stockholder's Equity:	
Common stock, 1000 shares authorized, issued and	
outstanding, at $0.01 per share	10
Additional paid-in capital	501,000
Retained earnings	568,103
TOTAL STOCKHOLDER'S EQUITY	1,069,113
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	1,796,678

See notes to financial statements.

NORTHILL DISTRIBUTION US INC.
Statement of Operations
For the Year Ended December 31, 2020

	$
Revenue:	
Consulting revenue from affiliates	1,278,082
Distribution fees from affiliates	45,737
Interest income	1,488
Total revenue	1,325,307
Expenses	
Compensation and benefits	929,863
Professional fees	128,036
Travel and entertainment	16,553
Occupancy and equipment	42,000
IT and communications	28,895
Regulatory expense	12,674
Other expenses	4,171
Total Expenses	1,162,192
Income before provision for income taxes	163,115
Provision for income taxes	37,965
Net income	125,150

See notes to financial statements.

NORTHILL DISTRIBUTION US INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	$
Balance at January 1, 2020	943,963
Net income	125,150
Balance at December 31, 2020	1,069,113

See notes to financial statements.

NORTHILL DISTRIBUTION US INC.

Statement of Cash Flows

For the Year Ended December 31, 2020

	$
Cash flows from operating activities:	
Net income	125,150
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred taxes	(4,777)
Changes in operating assets and liabilities:	
Increase in accounts receivable from affiliates	(147,343)
Decrease in other assets	4,152
Decrease in bonus payable	(4,350)
Increase in deferred compensation	22,747
Decrease in accounts payable and accrued expenses	(1,922)
Net cash used in operating activities:	(6,343)
Net decrease in cash and cash equivalents	(6,343)
Cash and cash equivalents at beginning of year	1,375,065
Cash and cash equivalents at end of year	1,368,722

Supplemental Disclosures of Cash Flow Information:

There was $16,958 cash paid during the year for income taxes.

5

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Northill Distribution US Inc. (the "Company" or "Northill") was incorporated on May 31, 2013 as a Delaware corporation. Northill is a wholly owned subsidiary of Northill Capital Holdings Limited ("NCHL" or the "Parent") established under the laws of Jersey, Channel Islands on May 16, 2011 and part of the Northill Capital Group. During 2013, the Company applied to the Financial Industry Regulatory Authority (FINRA) for a license to become a broker/dealer and on January 2, 2015, the application was accepted by FINRA and Northill became a licensed broker/dealer.

The Company entered into a cost plus services contract with NCHL for consulting services (see Note 4). The Company also engages in private placement transactions with institutional and high net worth investors in the United States and sells private funds of affiliated investment managers within the Northill Capital Group.

As a result of the Company's business, as described in the preceding paragraph, the Company does not hold any customer funds or securities. As such it has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) and accordingly, is exempt from the remaining provisions of this Rule 15c3-3 of the Securities Exchange Act of 1934. Under the exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (cont'd)</u>

<u>Revenue Recognition</u>

The Company provides non-securities business consulting services to the Northill Capital Group and receives consulting fee revenues based on the contracts with those entities. All operating revenues (excluding interest) are provided over time and are therefore recognized as the services are provided. All revenues are generated from affiliates and are generated in the United States.

Of the total revenue of $1,325,307, $45,737 is earned from distribution fees charged to Capital Four AIFM A/S ($5,737), Securis Investment Partners LLP("Securis") ($20,000) and Vantage Infrastructure (USA) Inc.("Vantage") ($20,000), entities under common control. $1,278,082 are earned from consulting activities charged to NCHL. The consultancy activities contract is a cost plus services agreement whereby fees are based on a 10% mark-up of the Company's cost. The Company expects to continue earning revenue from consulting services under the terms of this agreement.

<u>Income Taxes</u>

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years which are 2017, 2018, 2019 and 2020 and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. There were no material interest or penalties recorded during the year ended December 31, 2020.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (cont'd)</u>

<u>Credit Risks</u>

Credit risks are taken by the Company when cash balances in its bank accounts including its money market account, exceed the Federal Deposit Insurance Corporation (FDIC) insurance and when the Company's receivables from affiliates and non-affiliates are under collateralized. There have been no losses related to these risks for the year ended December 31, 2020.

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business. At December 31, 2020, the Company had $513,140 in a money market account.

Note 2 - <u>Net Capital Requirements</u>

As a member of FINRA and registered with the Securities and Exchange Commission the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020 the ratio of aggregated indebtedness to net capital was 1.13 to 1. The Company does not carry customer accounts nor accept customer funds or securities.

At December 31, 2020, the Company had net capital of $641,157, which was $592,653 in excess of its net capital requirement of $48,504.

Note 3 - <u>Income Taxes</u>

At December 31, 2020, the Company recorded an income tax provision of $37,965 as follows:

	$
Current	
Federal	42,587
State	155
Deferred	
Federal	(4,777)
State	-
Provision for income taxes	37,965

Note 3 - <u>Income Taxes (cont'd)</u>

The deferred tax asset of $139,471 is a result of deferred compensation not deductible in the current or prior year. The Company files tax returns with the U.S Federal Government and New York State and City.

Note 4 - <u>Related Party Transactions</u>

The Company provides non-securities business consulting services to the Northill Capital Group. The Company entered into a cost plus services contract with NCHL effective October 1, 2019 which may be terminated by either party with six months' notice. During 2020, $1,278,082 was recognized by the Company as compensation for consulting services to NCHL. The Company expects to continue earning revenue from consulting services under the terms of this agreement. In addition, NCHL stands ready to provide additional capital or financial support to the Company if so required. At December 31, 2020, $270,081 was owed to the Company by NCHL. The Company also earned distribution related fees of $5,737 from Capital Four AIFM A/S, $20,000 from Securis and $20,000 from Vantage, affiliated entities under common control. At December 31, 2020, $1,039 was owed to the Company by Capital Four AIFM A/S and $5,000 was owed each by Securis and Vantage.

Note 5 - <u>Commitments and Contingencies</u>

The Company has a short term lease with Vantage, an entity under common control at the rate of $3,500 per month. The lease can be terminated at any time with 30 days' notice. Total rent expense of $42,000 was incurred during 2020.

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Deferred compensation represents amounts of compensation payable to employees. These amounts are payable in the April following three years from the grant of the award, subject to the employee remaining in employment. The deferred awards recognized by the Company represent total amounts payable from April 2021 through to April 2023.

Note 5 - <u>Commitments and Contingencies (cont'd)</u>

There are no other material commitments or contingencies. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - <u>Defined Contribution Plan</u>

The Company sponsors a defined contribution plan for a key employee. During 2020 the Company made contributions and recognized an expense of $57,000 related to the plan.

Note 7 - <u>COVID-19</u>

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

Note 8 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2020, through February 15, 2021 the date which the financial statements were issued. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

NORTHILL DISTRIBUTION US INC
Supplementary Information
Pursuant to Rule 15c3-1
December 31, 2020

Computation of Net Capital

Total Stockholder's Equity qualified for net capital	$	1,069,113
Total deductions and/or charges		(427,956)
Net capital before haircuts on securities		641,157
Haircuts		-
Net Capital	$	641,157
Aggregate indebtedness	$	727,565
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	48,504
Net capital in excess of minimum requirement	$	592,653
Ratio of aggregate indebtedness to net capital		113%

There are no material differences from the Net Capital calculation shown above and the amended unaudited calculation filed with the Company's December 31, 2020 X17a-5 report.

SIPC Supplemental Report

The Company has accrued $982 to meet its 2020 payment obligation to SIPC.



Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Stockholder of
Northill Distribution US Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Northill Distribution US Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly US, LLP

Baker Tilly US, LLP (formerly known as Baker Tilly Virchow Krause, LLP)
New York, New York
February 15, 2021



bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Northill Distribution US Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northill Distribution US Inc. stated that Northill Distribution US Inc. will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, (2) Northill Distribution US Inc. stated that, during the reporting period, Northill Distribution US Inc. (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), and (3) Northill Distribution US Inc. met the identified exemption provisions throughout the year ended December 31, 2020 without exception. Northill Distribution US Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northill Distribution US Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Baker Tilly US, LLP (formerly known as Baker Tilly Virchow Krause, LLP)
New York, New York
February 15, 2021

Northill Distribution US Inc.'s Exemption Report

February 15, 2021

Securities and Exchange Committee
100 F Street, NE
Washington, DC 20549

To whom it may concern:

Northill Distribution US Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placements and (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, J. Clarke Gray, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Regards,



J. Clarke Gray
Chief Financial Officer
February 15, 2021

See notes to financial statements.